Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol - ARZ
NYSE Amex - Ticker Symbol - AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 18 - 2010

August 5, 2010
FOR IMMEDIATE RELEASE

AURIZON MINES LTD. PROVIDES NOTICE OF RELEASE OF
SECOND QUARTER 2010 FINANCIAL RESULTS AND CONFERENCE CALL

Aurizon Mines Ltd. (TSX: ARZ, NYSE Amex: AZK) plans to announce its 2010 Second Quarter financial results before market open on Thursday, August 12, 2010.

In addition, Aurizon management will host a conference call and live webcast on Thursday, August 12, 2010 at 8:00 a.m. Pacific Standard Time (11:00 a.m. Eastern Standard Time) to allow analysts and shareholders the opportunity to hear management discuss the Company’s quarterly results.  You may access the call by dialing into the Toll Free # at 1-877-407-8031 or the International # at 1-201-689-8031.

The call is being webcast by Vcall and can be accessed on Aurizon’s website at www.aurizon.com. or enter the following URL into your browser: http://www.investorcalendar.com/IC/CEPage.asp?ID=160573.  Investors can also access the webcast at www.InvestorCalendar.com.  Those who wish to listen to a recording of the conference call at a later time may do so by calling the Toll Free # at 1-877-660-6853 or International # at 1-201-612-7415 (Replay Passcodes: Account # 286 and Conference ID # 354230).
A replay of the call will be available until Thursday, August 19, 2010.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For more information, please contact:

AURIZON MINES LTD

David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President and C.F.O.
Telephone: 604-687-6600 Toll Free: 1-(800)-411-GOLD (4653) Fax: (604)-687-3932 Email: info@aurizon.com Website: www.aurizon.com
or

Renmark Financial Communications Inc.

2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com

Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717